March 9, 2009

VIA U.S. MAIL AND FAX (415)835-8920

Mr. Thomas B. Kilian
JMP Group, Inc.
600 Montgomery Street, Suite 1100
San Franciso, CA 94111

Re: JMP Group, Inc.
        File No. 001-33448
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        September 30, 2008
        Definitive Proxy on Schedule 14A

Dear Mr. Kilian:

        We have reviewed your response letter dated March 2, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanations.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 2 in our letter dated February 26, 2009.   You state that you apply "percentages and other quantitative metrics to the revenues determined to be attributable to the specific NEO activity." Please tell us the percentages and quantitative metrics used to determine the potential bonus amount for revenue activity. Provide similar disclosure in future filings.

Thomas B. Kilian
JMP Group, Inc.
March 9, 2009
Page 2

       Please respond to the comment included in this letter within ten business days. Please submit your response on EDGAR. You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202) 551-3391 or Karen Garnett, Assistant Director at (202) 551-3785 with any other questions.

       Sincerely,

       Kevin Woody
       Accounting Branch Chief